UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: May 31, 2009

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007 and 2008, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statements for the three month period ended March 31, 2009 is NIS 4,283 thousands or US$1,023 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on March 31, 2009, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of March 31, 2009, are displayed in the following table:

Amount-$	Put/Call	Repayment date	Transaction date	Exchange Rate NIS/US$	Fair Value (USD)

100,000	Call	28/04/2009	26/01/2009	4.19	(903)
(100,000)	Put	28/04/2009	26/01/2009	4.19	1
400,000	Call	28/04/2009	12/11/2008	4.19	(15,196)
(400,000)	Put	28/04/2009	12/11/2008	4.19	1
100,000	Call	26/05/2009	26/01/2009	4.19	(1,343)
(100,000)	Put	26/05/2009	26/01/2009	4.19	30
400,000	Call	26/05/2009	12/11/2008	4.19	(15,507)
(400,000)	Put	26/05/2009	12/11/2008	4.19	53
100,000	Call	26/06/2009	26/01/2009	4.19	(1,729)
(100,000)	Put	26/06/2009	26/01/2009	4.19	111
400,000	Call	26/06/2009	12/11/2008	4.19	(16,696)
(400,000)	Put	26/06/2009	12/11/2008	4.19	249
150,000	Call	29/07/2009	26/01/2009	4.18	(2,971)
(150,000)	Put	29/07/2009	26/01/2009	4.18	328
300,000	Call	29/07/2009	24/12/2008	4.18	(13,382)
(300,000)	Put	29/07/2009	24/12/2008	4.18	414
150,000	Call	27/08/2009	26/01/2009	4.18	(3,286)
(150,000)	Put	27/08/2009	26/01/2009	4.18	488
(300,000)	Put	27/08/2009	24/12/2008	4.18	656
300,000	Call	27/08/2009	24/12/2008	4.18	(12,629)
150,000	Call	25/09/2009	26/01/2009	4.18	(3,580)
(150,000)	Put	25/09/2009	26/01/2009	4.18	658
(300,000)	Put	25/09/2009	24/12/2008	4.18	926
300,000	Call	25/09/2009	24/12/2008	4.18	(12,872)
150,000	Call	28/10/2009	26/01/2009	4.18	(3,877)
(150,000)	Put	28/10/2009	26/01/2009	4.18	854
300,000	Call	28/10/2009	24/12/2008	4.18	(13,159)
(300,000)	Put	28/10/2009	24/12/2008	4.18	1,247
150,000	Call	26/11/2009	26/01/2009	4.18	(4,118)
(150,000)	Put	26/11/2009	26/01/2009	4.18	1,026
300,000	Call	26/11/2009	24/12/2008	4.18	(13,328)
(300,000)	Put	26/11/2009	24/12/2008	4.18	1,537
(150,000)	Put	29/12/2009	26/01/2009	4.18	1,223
(300,000)	Put	29/12/2009	24/12/2008	4.18	1,874
300,000	Call	29/12/2009	24/12/2008	4.18	(13,960)
150,000	Call	29/12/2009	26/01/2009	4.18	(4,373)